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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Pacific Internet Limited
(Name of Issuer)
Ordinary Shares
(Title of Class of Securities)
Y66183107
(CUSIP Number)
Yvonne Lau Yee Wan
MediaRing Ltd
750A Chai Chee Road
#05-01 Technopark @ Chai Chee
Singapore 469001
Telephone: (65) 6441-1213
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
With copies to:
Michael W. Sturrock
Latham & Watkins LLP
80 Raffles Place
#14-20 UOB Plaza 2
Singapore 048624
(65) 6536-1161
July 12, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	Y66183107	Page	2	of	9

1	NAMES OF REPORTING PERSONS: MediaRing Ltd

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC (See Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Republic of Singapore

	7	SOLE VOTING POWER:

NUMBER OF		3,949,537 shares

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		—

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		3,949,537 shares

WITH	10	SHARED DISPOSITIVE POWER:

—

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,949,537 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

29.15% (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

SIGNATURE
EXHIBIT INDEX
SCHEDULE A
Ex-1 Letter agreement dated as of July 14, 2006 among MediaRing Ltd, The Liverpool Limited Partnership and Elliot International, L.P.

Page 3 of 9 Pages

Item 1.	Security and Issuer
               This statement on Schedule 13D relates to the ordinary shares (the “Ordinary Shares”) of Pacific Internet Limited (the “Company”), a company organized and existing under the laws of the Republic of Singapore. The Ordinary Shares are the only class of shares issued and outstanding by the Company. The address of the Company’s principal executive offices is 89B Science Park Drive, #01-07, The Rutherford, Singapore 118261.

Item 2.	Identity and Background
               (a) — (c) and (f) This statement is filed by MediaRing Ltd (“MediaRing”), a company incorporated under the laws of the Republic of Singapore. The principal executive and business office of MediaRing is located at MediaRing Ltd, 750A Chai Chee Road #05-01, Technopark @ Chai Chee, Singapore 469001.
               MediaRing’s principal business is the marketing and sale of telecommunication services in Singapore, Cambodia, Shanghai, Beijing, Hong Kong, Indonesia, Japan, Malaysia, Taiwan and Sunnyvale (USA).
               Information as to each of the executive officers and directors of MediaRing is set forth in Schedule A hereto and is incorporated by reference herein.
               (d) During the last five years, neither MediaRing nor, to the best of MediaRing’s knowledge, any of the individuals named in Schedule A hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
               (e) During the last five years, neither MediaRing nor, to the best of MediaRing’s knowledge, any of the individuals named in Schedule A hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration
               As of July 11, 2006, MediaRing beneficially owned 651,572 Ordinary Shares, which were purchased for an aggregate purchase price of approximately $4,162,684.61.
               On July 12, 2006, MediaRing purchased 200,000 Ordinary Shares on the Nasdaq market at an average purchase price of $9.2416 per Ordinary Share, or an aggregate purchase price of $1,848,320.00.
               On July 13, 2006, MediaRing purchased 168,399 Ordinary Shares on the Nasdaq market at an average purchase price of $9.4480 per Ordinary Share, or an aggregate purchase price of $1,591,033.75.
               On July 14, 2006, MediaRing executed a letter agreement with The Liverpool Limited Partnership and Elliot International, L.P. (collectively, the “Elliot Entities”), pursuant to which MediaRing purchased a total of 1,965,416 Ordinary Shares from the Elliot Entities for an aggregate purchase price of $18,671,452.00 or $9.50 per share. These Ordinary Shares were sold and transferred to MediaRing in an off-market trade executed on July 14, 2006. A copy of the letter agreement is attached hereto as Exhibit 1 and incorporated by reference herein.

Page 4 of 9 Pages
               Also on July 14, 2006, MediaRing purchased 543,900 Ordinary Shares on the Nasdaq market at an average purchase price of $9.4946 per Ordinary Share, or an aggregate purchase price of $5,164,112.94.
               On July 17, 2006, MediaRing purchased 124,250 Ordinary Shares on the Nasdaq market at an average purchase price of $9.4986 per Ordinary Share, or an aggregate purchase price of $1,180,201.05.
               On July 18, 2006, MediaRing purchased 113,172 Ordinary Shares on the Nasdaq market at an average purchase price of $9.4992 per Ordinary Share, or an aggregate purchase price of $1,075,043.46.
               On July 19, 2006, MediaRing purchased 4,933 Ordinary Shares on the Nasdaq market at an average purchase price of $9.4802 per Ordinary Share, or an aggregate purchase price of $46,765.83.
               On July 20, 2006, MediaRing purchased 177,895 Ordinary Shares on the Nasdaq market at an average purchase price of $9.49980286 per Ordinary Share, or an aggregate purchase price of $1,689,967.43.
               As of the close of business on July 20, 2006, MediaRing beneficially owned 3,949,537 Ordinary Shares which were purchased for an aggregate purchase price of approximately $35,429,581.07. The source of funds used by MediaRing to purchase such Ordinary Shares was available working capital.

Item 4.	Purpose of Transaction
               MediaRing’s cash tender offer for the Ordinary Shares of the Company expired on July 10, 2006 without acceptance of the tendered shares. Subsequent to the expiration of the tender offer, MediaRing continued to evaluate its options with regards to the Company.
               The purpose of MediaRing’s acquisition of the shares of the Company is a strategic investment, made in recognition of the increasing trend of convergence of voice and data services and the potential synergies between the businesses of the Company and MediaRing.
               MediaRing, being a strategic investor in the Company, intends to explore potential business opportunities with the Company that may benefit both companies, including cross-marketing and cross-selling of their services, subject to compliance with all applicable laws and regulations. MediaRing intends to engage the management of the Company in discussions relating to such business opportunities.
               MediaRing believes that its acquisition of shares in the Company has resulted in MediaRing becoming the largest shareholder of the Company. As the largest shareholder in the Company, MediaRing intends to request that its representatives be appointed to the Company’s Board of Directors. MediaRing intends to nominate such number of persons to be appointed as Directors of the Company, in order to ensure that it is proportionately represented on the Company’s Board of Directors, and will be sending an official request to the Board of Directors of the Company in this regard. MediaRing expects to include its Executive Director, Mr. Koh Boon Hwee, and its Director and Chief Executive Officer, Mr. Khaw Kheng Joo in its list of nominees. Both Mr. Koh and Mr. Khaw have extensive experience in the telecommunications industry and MediaRing believes that they will be able to add value to the future growth of the Company.
               In addition, MediaRing may, subject to compliance with all applicable laws and regulations, (i) acquire additional shares of the Company at any time and from time to time in the open market or otherwise, (ii) dispose of all or any portion of the shares at any time and from time to time in the open market or otherwise or (iii) continue to hold some or all of the shares. MediaRing is not permitted under Singapore takeover rules to make another tender offer for the Company until after July 9, 2007 (12 months from the date its prior tender offer expired), unless the Singapore Securities Industry Council consents to such offer. As Singapore takeover rules require a mandatory tender offer for a company to be

Page 5 of 9 Pages
made if a person acquires 30% or more of the shares of that company, MediaRing will also not be able to acquire shares of the Company resulting in it holding 30% or more of the shares of the Company within the said 12 month period, except with the consent of the Singapore Securities Industry Council. MediaRing intends to continuously review its investment in the Company and may at any time and from time to time reconsider its position and formulate plans or proposals that relate to, might result in, or have the purpose or effect of changing or exercising influence or control of the Company, or that relate to or would result in any of the other events enumerated in the instructions to Item 4 of Schedule 13D.
               Any actions MediaRing might undertake will be dependent upon MediaRing’s review of numerous factors, including, among other things, the availability of shares for purchase and the price levels of such shares; general market and economic conditions; ongoing evaluation of the Company’s business, financial condition, operations and prospects; the relative attractiveness of alternative business and investment opportunities; the actions of the management and the Board of Directors of the Company; and other future developments.
               Except as set forth above, MediaRing has no plans or proposals which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer
               (a) As of the close of business on July 20, 2006, MediaRing beneficially owned 3,949,537 Ordinary Shares which constitute approximately 29.15% of the Ordinary Shares outstanding. The aggregate percentage of the outstanding Ordinary Shares reported as beneficially owned by MediaRing is based upon 13,549,262 Ordinary Shares outstanding as of June 30, 2006, based on information provided to MediaRing by the Company. To the knowledge of MediaRing, no person named on Schedule A hereto owns any Ordinary Shares as of July 20, 2006.
               (b) MediaRing has the sole power to vote and dispose of, or direct the voting and disposition of, the Ordinary Shares beneficially owned by it.
               (c) Except as described in Item 3 of this statement, there were no transactions in the Ordinary Shares by MediaRing during the past sixty days. To the knowledge of MediaRing, no person named on Schedule A hereto has effected any transaction in the Ordinary Shares during the past sixty days.
               (d) Not applicable.
               (e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer
               In connection with the purchase of 1,965,416 Ordinary Shares from The Liverpool Limited Partnership and Elliot International, L.P. on July 14, 2006, MediaRing entered into a letter agreement with the Elliot Entities dated as of July 14, 2006, a copy of which is attached hereto as Exhibit 1 and incorporated by reference herein. Other than as described herein, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2, or between those persons and any other person with respect to the securities of the Company.

Page 6 of 9 Pages

Item 7.	Material to be Filed as Exhibits
Exhibit 1.	Letter agreement dated as of July 14, 2006 among MediaRing Ltd, The Liverpool Limited Partnership and Elliot International, L.P.

Page 7 of 9 Pages
SIGNATURE
               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: July 21, 2006

MediaRing Ltd
By	/s/ Khaw Kheng Joo
Name:	Khaw Kheng Joo
Title:	Director and Chief Executive Officer

Page 8 of 9 Pages
EXHIBIT INDEX
1.	Letter agreement dated as of July 14, 2006 among MediaRing Ltd, The Liverpool Limited Partnership and Elliot International, L.P.

Page 9 of 9 Pages
SCHEDULE A
The name, present principal occupation and business address of each director and executive officer of MediaRing Ltd (“MediaRing”) is set forth below.

Name, Business Address
and Position at MediaRing	Present Principal Occupation	Citizenship
Walter J. Sousa	Executive Chairman,	United States of America
750A Chai Chee Road #05-01	MediaRing Ltd
Technopark @ Chai Chee Singapore 469001 (Executive Chairman of MediaRing)

Koh Boon Hwee	Chairman,	Singapore
750A Chai Chee Road #05-01	DBS Group Holdings Limited
Technopark @ Chai Chee Singapore 469001 (Executive Director of MediaRing)

Khaw Kheng Joo	Chief Executive Officer,	Singapore
750A Chai Chee Road #05-01	MediaRing Ltd
Technopark @ Chai Chee Singapore 469001 (Chief Executive Officer of MediaRing)

Eileen Tay-Tan Bee Kiew	Director,	Singapore
750A Chai Chee Road #05-01	MediaRing Ltd
Technopark @ Chai Chee Singapore 469001 (Director of MediaRing)

Yvonne Lau Yee Wan	Chief Financial Officer,	Singapore
750A Chai Chee Road #05-01	MediaRing Ltd
Technopark @ Chai Chee Singapore 469001 (Chief Financial Officer of MediaRing)

William Tan	Senior Vice-President of Sales	Singapore
750A Chai Chee Road #05-01	and Marketing,
Technopark @ Chai Chee	MediaRing Ltd
Singapore 469001 (Senior Vice-President of Sales and Marketing of MediaRing)

Nah Chin Gek	Senior Vice-President of Operations,	Singapore
750A Chai Chee Road #05-01	MediaRing Ltd
Technopark @ Chai Chee Singapore 469001 (Senior Vice-President of Operations, MediaRing)